MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended March 31, 2008
Dated: May 14, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG AMEX: MVG www.magsilver.com info@magsilver.com

MAG Silver Corp. is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the American Stock Exchange under the symbol MVG.  The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

This following management discussion and analysis (“MD&A”) of MAG Silver Corp. (the “Company) focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2008 and 2007; is prepared as of May 12, 2008; and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007 together with the notes thereto.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company’s Annual MD&A dated March 14, 2008 and other risk factors listed from time-to-time in the Company’s Annual Information Form.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed from time-to-time in the Company’s Annual Information Form (“AIF”).  This AIF and additional information about the Company and its business activities are available on SEDAR at www.sedar.com.

FIRST QUARTER HIGHLIGHTS

•	In January 2008 the shareholder’s rights plan, which was adopted by its directors and announced in August 2007, was approved by the Company’s shareholders at a special meeting.
•	In February 2008 all outstanding warrants (1.137 million) from a private placement closed in February 2007 were exercised for gross proceeds of $11.37 million.
•
In February 2008 the Company announced intersects of high grade silver, lead and zinc at its Cinco De Mayo property.  The highlight from the program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t silver, 6.4% lead and 7.0% zinc.

•
In April 2008 the Company, announced assay results on the Juanicipio Property from Holes 17P and 18P on the Juanicipio Vein.  Hole 18P intersected 4,100 g/t silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t silver over 0.60 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.

•	Drilling on the Sello and El Oro properties in the first quarter of 2008 failed to return results of interest and consequently, costs of $1,169,411 were written-off in April 2008.
•	In May 2008 the Company intersected 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc at its Batopilas property.

FINANCIAL PERFORMANCE

At March 31, 2008 the Company had cash and cash equivalents on hand of $69,812,325 versus $20,824,452 for the period ended March 31, 2007 due to financings completed in 2007 and warrant exercises completed early 2008.  On November 27, 2007 the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  The Company completed a series of private placements in February 2007 for units consisting of 2,760,000 common shares and 1,380,000 warrants for gross proceeds of $20,010,000. In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the three months ended March 31, 2008 of $659,169 compared to interest earned of $116,555 for the three months ended March 31, 2007, the operating loss for the first quarter of 2008 was $2,789,137 compared to operation loss of the same quarter in 2007 of $2,252,342.

The first quarter loss includes a mineral property write-off of $1,169,411 (2007: Nil) and $1,446,300 as a non-cash charge for stock compensation expense compared to $1,730,034 in 2007. If one removes the mineral property write-off and stock compensation expense from both the current and 2007 first quarters the net loss for each period would be $173,426 and $522,308 respectively.  There is a significant difference between comparative periods due to the higher interest income earned on cash and cash equivalents in the current period.  See notes to the Company’s March 31, 2008 financial statements for more details.

General and administrative expenses for the period ended March 31, 2008, not including mineral property write off or stock compensation expenses, amounted to $832,595 compared to $638,863 in the same period of 2007.  Increases occurred in audit and accounting fees ($44,675 in 2008 versus $17,659 in 2007) due to regulatory compliance work in Canada and the USA and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors. During the period the Company completed its annual United States Securities and Exchange Commission (“SEC”) Registration Form 40F.  The Company is also required to comply with Sarbanes-Oxley legislation in the USA resulting in additional costs for the review, assessment and documentation of the Company’s internal and disclosure controls as well as costs relating to an independent review and assessment of the Company’s findings.  Filing and transfer agent fees increased in the period ($126,357 in 2008 versus $54,956 in 2007) generally as a result of increased equity issues related to warrants exercised in the first quarter and due to the Company holding a shareholder’s Special Meeting in January.  Telephone and office expenses aggregating $159,614 for the period were higher than the same period in 2007 at $84,122 due to higher activity levels and an increase in office rental costs.  Management and consulting fees increased from $253,126 for the period ended March 31, 2007 to $368,838 in the same period of 2008.  The increase is due primarily to the payment of performance related bonuses to three senior executives ($190,000 in 2008; $90,000 in 2007).  Shareholder relations expense decreased to $79,284 during the period ended March 31, 2008 (2007 - $97,095) due to attendance at fewer trade shows during the period.

Other smaller expense items account for the balance of general and administrative costs for the period. The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2008	$659,169	$(2,789,137)	$(0.06)
December 31, 2007	$387,939	$(4,080,795)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	$44,407	$(818,389)	$(0.02)
September 30, 2006	$48,664	$(570,796)	$(0.015)
June 30, 2006	$70,804	$(1,485,493)	$(0.035)

Explanatory Notes
(1)The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATION AND PROJECTS

During the period ended March 31, 2008, the Company incurred $91,721 in property acquisition costs (2007 - $310,599) on properties where the Company holds 100% interest.  Exploration expenditures for the same period on these properties amounted to $2,594,765 (2007 - $1,091,994).

During the period the Company held the following exploration properties on a 100% basis: (i) the Batopilas (Don Fippi) Property located in the western Sierra Madres of Chihuahua State, Mexico; (ii) the Lagartos Property Package located in the Fresnillo Silver Trend surrounding the Fresnillo and Zacatecas Silver Districts located in Zacatecas State, Mexico; (iii) the Guigui Property located in central Chihuahua State, Mexico; (iv) the Cinco de Mayo Property located in north-central Chihuahua State, Mexico; (v) the Sierra de Ramirez Property located in Durango State, Zacatecas, Mexico; and (vi) the Sello Property located in Zacatecas State, Mexico.

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Fresnillo which holds the other 56% of Minera Juanicipio. The Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of the shareholders to provide funds to Minera Juanicipio. During the first three months, the Company has incurred costs of $474,952 for its 44% share of exploration on the Juanicipio property compared to $40,354 during the same period in 2007.

The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com.

Juanicipio Property
The establishment of a joint operating company Minera Juanicipio in Mexico was completed in December of 2007. The first technical committee meeting was held on March 27, 2008 in Fresnillo, Zacatecas State, Mexico. An initial 2008 budget of $US 4.6M was proposed effective January 1, 2008.  The program is directed primarily towards the delineation and assessment of the Valdecañas Vein, exploration of the Juanicipio Vein and totals of 25,000 metres of diamond drilling.  MAG’s 44% portion of this budget is $US 2.02M.  Work on the project is presently ongoing at this time.

For the Valdecañas Vein it was proposed to drill the western end, from Sections G to M of the vein at 100 metre by 100 metre drill spacing. For the sections to the east from section M through to section U it was proposed to complete the drilling of the existing 200 metre by 200 metre pattern with subsequent infill depending on results.  The objective of this exercise is to provide more control for the calculation of a measured resource figure for the west end and inferred resource figure for the east end later in the year.

Assay results from the Valdecañas Vein have also been received for Holes GY and GZ.  These holes are on the most westerly section G and were targeted to intersect the vein near the top of the high grade gold/silver zone.  Hole GZ intersected 1.4 metres (true width) of 769 grams per tonne (g/t) (22.4 ounces per tonne (opt)) silver, 2.11 g/t gold with minimal values of lead and zinc.  Hole GY intersected 0.7 metres of 121 g/t silver (3.5 ounces) and 0.61 g/t gold. These intersections combined show the high grade silver/gold zone to have a vertical height of almost 500 metres. Drilling continues on sections Q, G, E and I on the Valdecañas Vein.

For the Juanicipio Vein it is proposed to drill a further 6 holes to test the Juanicipio Vein over a strike length of 1,200 metres to the west and more drilling if results are warranted. Hole 17P, the first hole drilled this year on the Juanicipio Vein, returned assay results of 0.6 metres of 130 g/t silver and 0.34 g/t gold. The second hole, 18P intersected 4,100 g/t (119.5 opt) silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc. The Juanicipio Vein is located 1,100 metres south of the Valdecañas Vein.

Hole 18P intersected the Juanicipio Vein 110 metres west and 80 metres vertically below Hole JI-03-01 (drilled by MAG in 2003 returning 2.0 metres of 689 g/t silver and 11.43 g/t gold, 40% core recovery) and 115 metres west and 45 metres above Hole 17P.

Hole 17P intersected the Juanicipio Vein on the same section as and 110 metres vertically below Hole JI-03-01.  Hole 18P intersected the Juanicipio Vein higher than expected.  This hole (and Hole 17P) clearly indicates (as at Valdecañas) that the veins improve going westward.  The low base metals and narrow intercepts along with the presence of barite (in Hole 18P) indicate that we are still near or just below the top of the bonanza zone.

The 2008 program includes at least two fences of holes to be drilled between the Juanicipio and Valdecañas Veins.  This is to test, farther west, some of the structures cut earlier and to test three new “lineaments”.

Regarding the other targets, the drill program is designed to test a number of previous drill intersections indicative of multiple veins.  For example such intercepts are found in holes VP-2 (1.0 metre of 8.0 g/t gold) located 1.5 kilometres west of the Valdecañas vein and Hole JI-03-8 located 300 metres south of the Juanicipio Vein.

To date 7 holes for 2,800 metres of drilling have been completed and work is in progress on over 3,000 metres of roadwork to access drill pads for the Juanicipio Vein.

Metallurgical work is in progress and almost 159 kilograms of material have been collected representing over 76 metres of core and grading 1,486 g/t silver (43.3 opt), 2.67 g/t gold, 3.99% lead, 4.94% zinc and 0.12% copper. Results are expected about mid-year.

Most recently Peñoles announced a corporate restructuring and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. DE C.V.  (“Fresnillo”), which is or will shortly become party to the shareholders agreement which governs Minera Juanicipio.  Peñoles intends to merge Fresnillo into Fresnillo plc, a wholly owned U.K. subsidiary, with the intention to then float approximately 24% of Fresnillo plc on the London Stock Exchange through an initial public offering in May 2008.  This restructuring of Peñoles will not have any affect on the operation and the management of Minera Juanicipio nor the work programs going forward.

With regards to Minera Juanicipio, the board members have been appointed and will be: Alberto Bailleres Chairman of the Board, Peñoles, Grupo BAL; Jaime Lomelin, CEO, Peñoles (and Fresnillo); David Giles, V.P. Exploration, Peñoles (and Fresnillo); Dan MacInnis, President and CEO, MAG Silver; and Jonathan Rubenstein, Chairman of the Board, MAG Silver.

The Company has spent a cumulative total of $6,423,313 in exploration costs at Juanicipio to March 31, 2008 (2007 - $2,165,405), including $474,952 during the quarter.

Cinco de Mayo Property
Assay results were received this quarter from a 12 hole, 6,316 metre program completed late last year on Cinco de Mayo, a Carbonate Replacement Deposit (CRD) property in northern Chihuahua State, Mexico.  The highlight of this program of widely spaced holes was drill Hole 07-20, which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc.  This includes a compositionally distinct interval, 0.80 metres thick, grading 543 g/t (15.9 opt) silver, 11.7% lead and 11.8% zinc.

The first two 50 metre step-outs from this intercept were completed and have also intersected mineralization in the same relatively flat-lying structure.  Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins.   Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending.  All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto developed within a low-angle fault cutting strongly folded massive limestone.   Mineralization is open in all directions, and two rigs are currently drilling systematic 50 metre to 100 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source.

Drill Hole 07-21, drilled nearly 1 kilometre to the southwest of Hole 07-20 (and started before Hole 07-20 reached massive sulphides) tested the down-dip projection of prominent exposures of shallowly northeast-dipping gold and silver-bearing ferruginous jasperoid that crop out for 4 kilometres along the front of the adjoining range.  At roughly 150 metres vertical depth, this hole intersected 15 metres of altered limestone, which contained a 1.0 metre thick zone grading 684 g/t (20 opt) silver with minor base metals.  Drill Hole 07-14 drilled 1,300 metres to the southeast from Hole 07-21 also tested the projection of the jasperoid zone and reported 3.22 metres of 94 g/t (2.74 opt) silver and 0.23 % lead and 1.03 % zinc in gossan.

The intercepts in Holes 21 and 14 fall on the up-dip projection (over 1,000 metres) of the sulphide manto intersected in Holes 20, 22 and 23, indicating that the sulphides, silver-infused limestone of Hole 07-21, and jasperoid outcrops all occur within the same low-angle fault zone.

Except for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines, there is virtually no outcrop at Cinco de Mayo.  Exploration is guided by MAG’s CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies that are being systematically drilled.  The new mineralization reported here lies along a very strong NW-trending magnetic anomaly that run over 3,000 metres through Hole 07-20 to the southeast to previously reported hornfels and sulphide-rich intercepts.  Numerous geophysical targets lying along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district, remain to be drilled.

Work is continuing as systematic offset drilling of the distal manto-style mineralization while pursuing the district center by drilling other numerous geophysical anomalies.

From January 1, 2008 to April 30, 2008, the Company has drilled approximately 7,011 metres in 11 holes.  Assay results are pending.

The Company spent a cumulative total of $3,738,557 in exploration costs at Cinco de Mayo to March 31, 2008 (2007 - $1,317,762), including $962,878 during the quarter.  Budgeted exploration programs by the Company for 2008 approximate $2,339,700.

The Batopilas (Don Fippi) Property
Drilling in 2008 began at the end of January and was still in progress at the end of April.  The program is testing the new structural and stratigraphic model that has emerged from the two previous drill programs and field mapping and sampling campaigns.  The model is thought to indicate that surface silver occurrences (structures) are persistent to depth. It can also be determined that as these surface structures approach the lower contact of the middle sedimentary member and the lower volcanic unit there are improvements in scale and tenor of the veins.

One hole has been drilled under the Escondido slide block that was designed to test the deep vein hypothesis.  Results are pending.  One additional hole in the Escondido area is planned to be drilled to depth in order to test possible mineralization in proximity to an inferred intrusive center.

Three drill holes have been drilled tested in the Animas Ridge road/trench area and the northern projection of the Santo Domingo vein swarm. Field work at Santo Domingo had previously located surface expressions of these structures with visible lead and zinc mineralization nearly 500 metres north from the Santo Domingo Adit. One hole has been drilled across this vein set north of the northern limits of previous underground mining.  Results for Hole 21 have been received. A broad zone of silver/lead and zinc mineralization has been intersected in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

This broad anomalous mineralized zone is hosted in sedimentary rocks lying above a quartz-monzonite dike and includes three separate zones containing significant values.  The best is 3.84 metres of 90.4 g/t silver, 2.65% lead and 3.03% zinc.  Another intercept reports as 4.91 metres grading 35.9 g/t silver, 0.75% lead and 2.07% zinc.  Near the top of the hole there is 5.11 metres grading 44.3 g/t silver, 2.02% lead and 1.86% zinc. Not enough information is available to estimate true thickness of the zone.

The road/trench building crew will be continued on Animas Ridge. The main emphasis of this phase of the program will be to extend the roads to cut areas with high silver in soil and rock chip geochemical anomalies.

A down-hole Pulse Electromagnetic geophysical survey in the three critical areas completed in this drill program to date was initiated in late April and results have yet to be tabulated.

From January 1, 2008 to April 30, 2008, the Company has drilled approximately 2,433 metres in 5 holes.

Work is continuing. The Company spent a cumulative total of $3,914,421 in exploration costs at Batopilas to March 31, 2008 (2007 - $2,591,898), including $570,008 during the quarter.  Budgeted exploration programs by the Company for 2008 approximate $955,800.

Lagartos Land Package
A drill campaign in the covered terrain to the eastern side of Lagartos NW was initiated in late April. A program has been designed to drill a fence of holes along the eastern boundary of this claim block across the projection of the Valdecañas-San Carlos-Juanicipio Vein trend.  The 5,000 metre drill program is presently ongoing and is designed to initially test the depth of the alluvial cover in this area of the Lagartos NW claim block.  Results are pending. If alluvial depths prove to be deep then continuing the program would be impractical. At that time drilling would then be suspended and the drill rig would move to Cerro Cacalote in the central part of the Lagartos NW claim block.

Cerro Cacalote is an area where geotechnical surveys and field work has identified a large area 35 kilometres northwest from Juanicipio with identical geological and geophysical characteristics as those seen on the Juanicipio property. Previous drilling has identified a large unexposed epithermal system underlying Cerro Cacalote. The strategy here continues to be to build the knowledge base using all of the information we have obtained from 3 years work on the Juanicipio property and on the Valdecañas vein.

Bids have been requested from a variety of geophysical contractors for a 2,000 line kilometre Magnetic survey to cover the eastern half of Lagartos NW.

At Lagartos SE reconnaissance field work has located a series of previously worked veins on the eastern side of the Zacatecas district. They are the San Jose, Los Caballos and the Puerto Rico vein sets. Surface work indicates that these veins and their ancillary structures are exposed for over 1,500 metres in a northwest direction.  Two of these vein structures have returned high silver values from routine dump and surface sampling. Neither of the vein structures has been drilled. Drill permitting work is in progress.

Two other areas in the Lagartos SE area have been identified through prospecting and geological field work. Sampling in the Majadas – El Pajaro zone to the east of the historic Mala Noche Vein set of the Zacatecas district has returned highly anomalous silver and gold values.  The zone is over 1,500 metres long and about 150 metres wide in several places.  Samples were collected as grab samples or composite samples over a 5 metre width from surface rubble and very poorly exposed outcrops.  Assayed values over this broad area ranged from 0.5 g/t to 6.4 g/t gold and from 2 g/t to 340 g/t silver. No modern exploration or drilling has ever been conducted in this area.  Drill permitting is underway.

The Company had spent a cumulative total of $4,735,379 in exploration costs at Lagartos to March 31, 2008 (2007 - $2,416,507) including $394,378 during the quarter.  Budgeted exploration programs by the Company for 2008 approximate $1,877,800.

Guigui Property
No work was carried out at Guigui during the quarter ending March 31st, 2008.

The Company spent a cumulative total of $1,456,472 in exploration costs at Guigui to March 31, 2008 (2007 - $1,431,939), including $6,072 during the quarter.  Budgeted exploration programs by the Company for 2008 approximate $65,100.

Sierra de Ramirez Property
Based on recently completed geological fieldwork this quarter the present interpretation of the Sierra Ramirez District indicates three main feeder structures of mineralization, the Calavera Fault, the Tres Rosas-Moreno structure and the San Acasio structure.  The later two are at the west end of the Sierra Ramirez district.  Geological trace evidence at Calavera and San Acasio suggests an igneous related center at these localities and raises intriguing questions about a proximal - distal model for these areas.

Two areas of significant mineralization include the northwest trending Arroyo Jabali mines centered about 2 kilometres north of El Pavo and the Acacio area mines at the west end of the range.  The Calavera Mine on the west side of the Arroyo Jabali was reportedly the richest in silver.  Two structural elements appear to be major ore controls at Sierra Ramirez; the low angle Ramirez Thrust related structures and the all important high angle northwest trending faults.  In the San Agustin Mine, the Mala Noche Mine and San Pedro mines (El Pavo) along the northeast side of Arroyo Jabali the mineralization appears primarily controlled by east trending high angle structures developed where bedding is disrupted along the Ramirez Thrust. Mineralization spreads laterally from these structures to variable degrees.

The San Acasio mines in the northwest portion of Sierra Ramirez clearly reach into the Ramirez Thrust structural discontinuity on the order of 100 to 200 metres depth.  The main San Acasio vein systems along with the Tres Rosas are the deep mines of the district.  All of the others in the San Acasio area appear mined only at superficial depths.

The recognition of the low-angle structures and the improved understanding of the high angle (feeder) geometry and where they are most mineralized and intruded are key to designing our first stage drilling program.  Structural and geological mapping is continuing and drill permitting is in progress.

The Company spent a cumulative total of $484,198 in exploration costs at Sierra de Ramirez to March 31, 2008 (2007 - $350,228), including $49,570 during the quarter.  Budgeted exploration programs by the Company for 2008 approximate $1,033,800.

Sello/El Oro Property
Drilling in the first quarter of 2008 failed to return results of interest and subsequently no further work was recommended.  Although very narrow veins with significant values were reported the overall results and lack of other favorable geotechnical characteristics indicate the low exploration potential of the property.

In April 2008, the Company terminated its option agreement on Sello and El Oro, and consequently, costs of $1,169,411 were written-off at that time.
Other Properties
Two new projects were established during the later part of 2007 and the first quarter of 2008.

Nuevo Mundo is in eastern Zacatecas State and is geologically located along the structural trend known to host Carbonate Replacement Deposits (CRDs) and all of our CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo).  It is also not far from Peñasquito and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources. No field work has been carried out to date.

La Lorena is located in Guanajuato state within the Fresnillo Silver Trend and was acquired by staking a large area with early indications derived from satellite and ground work of a similar geological environment as seen at Juanicipio. Reconnaissance field work has been carried out and several areas have been targeted for further follow-up.  Work is in progress.

The Company spent $65,489 in exploration costs on these and other properties during the quarter ended March 31, 2008 (2007 - $Nil).

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 12, 2008, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,145,466
Stock Options	3,035,930	$1.06 - $14.15	18 mos to 5 years
Fully Diluted	52,181,396

LIQUIDITY AND CAPITAL RESOURCES

At May 12, 2008 the Company had 49,145,466 issued and outstanding common shares.  At March 31, 2008 the Company had 48,545,566 common shares issued and outstanding.  The Company issued a total of 1,591,370 common shares during the period ended March 31, 2008 for cash proceeds of $12,343,255 (2007 – 3,187,784 for cash proceeds of $19,214,601). In the three months ended March 31, 2008 there were no shares (2007 – Nil) issued for mineral properties.  Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity.  At March 31, 2008 the Company had cash and cash equivalents on hand of $68,812,325 compared to cash and cash equivalents of $20,824,452 at March 31, 2007. The primary use of cash during the period was for acquisition and exploration expenditures and investment in the Juanicipio project, being approximately $9,109,799 (2007 - $1,442,947), management and consulting fees of $368,838 (2007 - $253,126) and other general and administrative expenses of $453,538 (2007 - $382,295). The Company had $69,348,549 in working capital as at March 31, 2008 compared to $20,836,928 at March 31, 2007.

Current liabilities of the Company at March 31, 2008 amounted to $1,783,026 (2007 - $551,741) mostly being attributable to accrued exploration expenses.

The Company currently has sufficient working capital to maintain all of its properties for the 36 months, in management’s opinion; the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Note 8 and 9 of the interim statements for the period ended March 31, 2008.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Other Items
The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010. The scale and scope of the Juanicipio project could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For the period ended March 31, 2008 the Company’s president received $155,215 in compensation for management services (2007 - $88,532) including an annual performance bonus of $80,000 (2007 – 50,000).

For the period ended March 31, 2008 a private company controlled by an officer of the Company received $90,960 in compensation for consulting services (2007 - $70,960) including an annual performance bonus of $60,000 (2007 – 40,000).

The Company paid or accrued non-executive directors fees of $20,500 during the period ended March 31, 2008 (2007 - $Nil).

For the period ended March 31, 2008 the Company’s CFO received an annual performance bonus of $50,000 in compensation for management services (2007 – Nil).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended March 31, 2008 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $24,432 (2007 - $40,105) and exploration costs totaling $413,832 (2007 - $225,796) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the period ended March 31, 2008 the Company accrued or paid Platinum Group Metals Ltd. $33,670 under the office service agreement (2007 - $33,969).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended March 31, 2008 the Company accrued or paid Anthem $20,272 under the office lease agreement (2007 - $15,583).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING POLICIES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2007.

NEW ACCOUNTING POLICIES

The Company’s new accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the quarter ended March 31, 2008.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2007 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006 and 2007 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Other Information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2007, may be found on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to March 31, 2008:

The Company issued 599,900 common shares between $0.50 and $4.04 on the exercise of stock options for proceeds of $462,016.